February 1, 2011

Via EDGAR

Mr. Brad Skinner

Mr. Bob Carrol

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20002

Re:	SkyPeople Fruit Juice Form 10-K for the fiscal year ended December 31, 2009 File No. 1-14523

We have received your comment letter, dated January 18, 2011, on January 20, 2011, relating to our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 which was filed on March 30, 2010 (the “Comment Letter”). In the Comment Letter, the staff requested that we respond to the Comment Letter within 10 business days of the letter (the “Deadline”).

Our office will be closed from February 2 to February 10 for the Chinese New Year. In order to address your comments properly and sufficiently, the Company respectfully requests that you extend the deadline to February 15, 2011.

We appreciate your understanding.  If you have any concerns or questions, please contact me at (011-86) 187-0671-2920 or email me at spring_liu@skypeoplefruitjuice.com.

SkyPeople Fruit Juice, Inc.

By:	/s/ Spring Liu
Spring Liu, Chief Financial Officer

cc:
SkyPeople Fruit Juice, Inc.
Xue Yongke, Chief Executive Officer and Chairman of the Board of Directors

Winston & Strawn LP
Laura H. Luo, Esq.